UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934
Integrity Mutual Funds, Inc.

(Name of Issuer)
Common

(Title of Class of Securities)
45820C 10 6

(CUSIP Number)
Margaret E. Holland
Holland, Johns, Schwartz & Penny, L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, Texas 76102
(817) 335-1050

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
September 21, 2006

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note. Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person	Dwayne A. Moyers

	IRS Identification Nos. of above persons (entities only)

2.	Check the appropriate box if a member of a group	(a) ☐
	(See Instructions)	(b) ☐

3.	SEC use only

4.	Source of funds	PF

5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or place of organization	U. S.

Number of Shares Beneficially Owned by Each Reporting Person With

7.	Sole voting power	47,500

8.	Shared voting power	1,663,642

9.	Sole dispositive power	47,500

10.	Shared dispositive power	1,663,642

11.	Aggregate amount beneficially owned by each reporting person	1,711,142

12.	Check box if the aggregate amount in Row (11) excludes certain shares	☐
	(See Instructions)

13.	Percent of class represented by amount in Row (11)	12.47%

14.	Type of reporting person	IN
	(See Instructions)

Integrity Mutual Funds, Inc.
SCHEDULE 13D
(Amendment No. 1)
Item 3. Source and Amount of Funds or Other Consideration
          The Reporting Person acquired his shares of Common Stock with personal funds in a series of open market transactions from January 28, 2004 through July 12, 2005 at prices ranging from $0.3607 to $0.461 per share.
          Xponential, Inc. used its existing working capital to purchase 120,000 shares of Common Stock on July 26, 2006 at $0.43 per share and to purchase 80,000 shares of Common Stock on September 21, 2006 at $0.45 per share.
Item 5. Interest in Securities of the Issuer
               (a) The Reporting Person is the beneficial owner of 47,500 shares of Common Stock (approximately 0.35% of the total number of shares of Common Stock outstanding) as of September 21, 2006 over which he has sole voting and dispositive power. As Chairman of the Board, Chief Executive Officer, Vice President and a director of Xponential, Inc., the Reporting Person may be deemed to indirectly beneficially own the 1,663,642 shares of Common Stock directly owned by Xponential, Inc. (approximately 12.13% of the total number of shares of Common Stock outstanding) as of September 21, 2006. The Reporting Person disclaims beneficial ownership of all shares of Common Stock of the Issuer beneficially owned by Xponential, Inc.
               (b) The Reporting Person does not know of any person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of such securities of the Issuer.
               (c) During the sixty (60) days period prior to the filing, the Reporting Person had no transaction in the Issuer’s Common Stock.

SIGNATURES
          After reasonable inquiry and to the best of their knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2006	/s/ Dwayne A. Moyers
Dwayne A. Moyers